Mail Stop 4561

December 16, 2008

Michael E. Moulton
Chief Financial Officer
Tamalpais Bancorp
630 Las Gallinas Avenue
San Rafael, California 94903

Re: Pre 14A
       Filed November 24, 2008
       File Number 0-50878

Dear Mr. Moulton:

        We have completed our review of your Preliminary Proxy Statement on Schedule
14A and have no further comments at this time.

                                        Sincerely,

                                        David S. Lyon
                                        Senior Financial Analyst